September 2, 2011
Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	CVB Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 10, 2011 File No. 0-10140
Dear Mr. Webb;
This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated July 15, 2011, regarding the above referenced filings of CVB Financial Corp. (“CVBF” or the “Company”). For your convenience, the Staff’s comments are set forth below in italics, followed in each case by our responses.
Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 52
Comment:
1.
We note your disclosure on page 57 of the December 31, 2010 Form 10-K and page 54 of the March 31, 2011 Form 10-Q that loans which were restructured in a troubled debt restructuring (TDR) were $86.2 million and $38.4 million at December 31, 2010 and March 31, 2011, respectively. Please tell us the amount of modified loans at each of these period ends that were not classified and accounted for as troubled debt restructurings and the underlying reasons to support your classification.

Response:
Since January 1, 2010, the amount of modified loans that were not classified and accounted for as troubled debt restructurings had balances of $93.4 million and $91.4 million at December 31, 2010 and March 31, 2011, respectively.
The following disclosure of the underlying reasons why the modified loans were not classified and accounted for as troubled debt restructurings was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and we intend to include substantially similar language in our future periodic filings.

Loans modified that are not reported as a troubled debt restructuring include modifications such as certain extensions of maturity dates, insignificant changes in payment terms, or reductions of interest rates to current market rates where the modified terms are not considered concessions taken into account such items as additional payments made by the borrower to reduce the balance of the loan, additional collateral provided by the borrower, the proportion of the loan to the current liquidity and financial position of guarantors, an insignificant delay in the timing of payments, current market rates for new debt with similar risk to a borrower not in financial difficulty and other factors.
Comment:
2.	Please provide us with the following as it relates to your troubled debt restructurings (TDRs) and provide similarly enhanced disclosure in all future filings:
•	a discussion and quantification of the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc);
•	a discussion and quantification of the success rates with the different types of concessions;
•	a discussion of the specific factors considered at the time a loan is restructured to determine whether the loan should accrue interest; and
•	the amount of charge-offs associated with TDRs during each of the periods presented in your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q;
•	the valuation allowance associated with these TDRs at each period end presented in your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.
Response:
Citizens Business Bank (the “Bank”) considers various requests from troubled borrowers that amount to legal or economic concessions; however, virtually all concessions granted by the Bank are either payment deferrals (i.e. deferment of the scheduled payment of principal relative to the existing terms of the contract) or extensions of the maturity date at the existing, stated rate which is perceived as lower than the current market rate for new debt with similar risk.
At March 31, 2001, excluding mortgage pool loans totaling $1.7 million from TDRs totaling $38.4 million, $35.0 million in TDRs were loans the Bank granted concessions through payment deferrals or extensions of the loan maturity with no change in interest rate, but which terms would otherwise not be obtainable in the marketplace at the time the Bank granted the concession and $1.7 million representing one loan the Bank granted a concession of principal forgiveness.
The Bank’s experience with different types of concessions is very narrow; typically involving maturity extensions, payment deferrals, reductions in interest rate, or some combination thereof. In a few select cases, payment deferral periods have expired and the borrower has resumed payment under the original terms of the contract without default. In most cases, the restructuring is simply part of a broader work-out strategy to increase the probability of repayment.
The Bank’s general policy is that all TDRs are deemed impaired assets, requiring an evaluation of impairment under ASC 310-10-35 and, in many cases, placing the subject loan on non-accrual status. In evaluating whether the loan should accrue interest, the Bank considers whether it is reasonably assured of repayment and performance according to the loan’s modified terms. A period of performance, whether prior to or subsequent to the date of the restructuring is an important factor in this decision. In addition, other factors are assessed (e.g. improvement in borrower’s condition or in economic conditions) during the evaluation of the borrower’s ability to repay, which may reduce the need to rely on the borrower’s performance to date in assessing repayment prospects.

Charge-offs associated with TDRs for the three months ended March 31, 2011 consisted of four (4) loans totaling $7.7 million.
At March 31, 2011, there was no related allowance on either non-performing or performing TDRs as any measured impairment has been charged-off. The Bank’s practice with respect to loans that become TDR’s and which represent impaired loans is to charge-off any measured impairment, rather than maintain a valuation allowance, as determined under one of the accepted ASC 310-10-35 measurement methodologies as soon as possible upon recognition of the loan’s TDR status.
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and will be included in future filings:
Loans are reported as a troubled debt restructuring when the Company grants a significant concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, reduction of the stated interest rate, or extending the maturity date(s) at a stated interest rate lower than the current market rate for new debt with similar risk.
A loan that has been placed on nonaccrual that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the restructured terms for a sustained period, typically for six months. A troubled debt restructured loan may return to accrual status sooner based on other significant events or mitigating circumstances. A loan that has not been placed on nonaccrual may be restructured and such loan may remain on accrual status after such troubled debt restructuring.
The following disclosure was added to our June 30, 2011 10-Q Management Discussion and Analysis on Page 60 and similar disclosure will be included in future filings:
Of the $30.3 million in non-performing TDRs, $7.6 million are not paying in accordance with the modified terms at June 30, 2011 and the remaining $22.7 million have either not demonstrated repayment performance for a sustained period and/or we have not received all necessary documents to determine the borrower’s ability to meet all future principal and interest payments under the modified terms.
At June 30, 2011 and December 31, 2010, there was no related allowance on either non-performing or performing TDRs as any measured impairment has been charged-off. Total charge-offs on TDRs for the six months ended June 30, 2011 and for the twelve months ended December 31, 2010 were $10.0 million and $44.4 million, respectively.
Also, the Company is currently reviewing the recently issued ASU 2011-02, Receivable (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring and the additional disclosures about TDRs that will be required for the interim period ending September 30, 2011 (the effective date of this new standard) and will provide additional disclosures as required in future filings.

Comment:
3.
Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
•
Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.
•
Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.
Response:
The following disclosure was added to our June 30, 2011 10-Q Management Discussion and Analysis on Page 60 and similar disclosure will be included in future filings:
We have not restructured loans into multiple loans in what is typically referred to as an A/B note structure where normally the A note meets current underwriting standards and the B note is typically immediately charged-off upon restructuring.
Comment:
4.
Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;
•
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and
•
When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:
The types of extensions the Bank makes are generally short-term extensions of time, not changes to structure or pricing. These extensions may be timed to match upcoming performance benchmarks unique to the subject loan, or in order to gather updated financial information or appraisal results. We evaluate the combination of the strength of the collateral plus the value of the third party guarantees relative to the amount of the debt in order to determine whether or not they are collateral dependent.
The effect of the guarantee on TDR determination would primarily rest on the proportion of the strength and quality of the guarantee relative to the amount of the debt and the value of the collateral. We may have a troubled borrower, but by adding the value of the guarantee(s) we may determine that the combination does not rise to the level of calling the loan a TDR.
In order to evaluate the financial wherewithal of the guarantor, we request a current personal financial statement and/or the most recent Federal tax return(s) with appropriate supporting schedules. We will obtain a current personal credit report on the guarantor and will generally request copies of bank or brokerage statements to verify liquid assets not held in our Bank. In some cases, we will verify ownership of real property listed on the financial statement, and make an assessment of the approximate value and equity in that property. From this information we make an assessment of their net worth outside of their business assets, as well as their liquidity and cash flow available to service their debts. This review is generally performed annually or more frequently if necessary.
As a relationship-based community bank, we generally know our guarantors personally. Often, they have been clients for many years, and we have knowledge of their past behavior regarding loan repayment. For those who are new to us, we attempt to research their past loan repayment behaviors through credit reports and by checking with their former lenders. Through frequent communication with our guarantors, we can assess their ability and willingness to work with the Bank to solve problems and work toward the ultimate repayment of the loan. The result of this assessment will then be taken into consideration in the grading of the loan, which will then influence the ultimate provision or charge-off.

Since 2008, the number of guarantors with balances in excess of $10,000 being pursued for repayment is approximately 155. Of these, approximately 10% were determined to be uncollectable due to bankruptcy or other legal reasons, approximately 20% resulted in the Bank obtaining some funds either in a lump sum or installment payments, and approximately 70% are still pending resolution.
It is our practice in the collection of problem loans to pursue the guarantor for repayment wherever possible. This generally takes the form of filing a lawsuit and seeking a judgment against the guarantor’s assets. Occasionally, we are prevented from doing so. This may be because the guarantor has declared bankruptcy, or we have verified that they have no assets worth pursuing.
In several cases during the current economic downturn, we have sold notes to independent third parties. In these cases, the right to legally pursue the guarantor for payment passes to the buyer of the note.
We have identified three borrowers with loans totaling $5.6 million where the loan carrying value is in excess of the appraised value, but not considered impaired due to the existence of the guarantees.
We determine the realizable value of the guarantee through a variety of sources depending on the nature of the assets. Generally, the primary categories of value in a guarantor’s net worth are liquid assets and residential and commercial real estate equity. We attempt to obtain bank and brokerage statements in order to verify the existence of liquid assets and whether they are available to us in the event of legal action. For example, retirement assets are generally not available to us. Real estate assets are identified through a variety of sources, beginning with the guarantor’s personal financial statement and tax returns. Other sources are also available for asset searches. In order to determine approximate value, we can use on-line sources such as Zillow for residential properties, and appraisers and brokers for opinions of value of commercial real estate.
We will enhance our disclosures in future filings to discuss the impact of guarantees in our TDR determination.
Comment:
5.
We note your disclosure on page 57 that the increase in non-performing loans from December 31, 2009 to December 31, 2010 was primarily attributable to your largest borrowing relationship and other commercial real estate and commercial construction loans. We also note your disclosure on pages 35 and 54 of the March 31, 2011 Form 10- Q that you sold six of seven notes previously held in connection with the aforementioned borrowing relationship. Given the fact that almost all of the loans associated with this lending relationship were sold in the first quarter of 2011, we understand that enhanced disclosures related to this borrowing relationship may not be necessary in future filings. However, in future filings, to the extent that a few lending relationships make up the majority of your non-performing loans, please enhance your disclosure to include the following:

•	General information about the borrower (e.g., residential land developer, commercial business, etc);
•	Type of collateral securing the loan;
•	Amount of total credit exposure;
•	Amount of allowance associated with the lending relationship;
•	Quantification of any charge-offs associated with the lending relationship; and
•	Any special circumstances surrounding the loan (e.g., out-of-market, loan participation, etc)

Response:
The following disclosure was added to our June 30, 2011 10-Q Management Discussion and Analysis on Page 61 and similar disclosure will be included in future filings if appropriate:
Six customer relationships make up $40.6 million, or 54.1%, of our non-performing loans at June 30, 2011. Four of these customer relationships are commercial real estate developers and/or owners and the collateral for these loans is generally commercial real estate properties. Two of the customer relationships are in the dairy and livestock industry, and the collateral is primarily the dairy farm property and the dairy livestock. These six customer relationships have had total charge-offs of $20.5 million and have no related allowance at June 30, 2011, as any measured impairment has been charged-off.
Changes in Internal Control over Financial Reporting, page 77
Comment:
6.	In future filings, please place your disclosure regarding Disclosure Control and Procedures under Item 9A and under a separate subheading.
Response:
The Company acknowledges the Staff’s comment and agrees that it will, in future filings, place the disclosure regarding Disclosure Control and Procedures under Item 9A and under a separate heading.
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Financial Statements
Consolidated Balance Sheets, page 4
Comment:
7.	We note your disclosure relating to your FDIC-assisted transaction with San Joaquin Bank (“SJB”). Please revise your future filings beginning with your Form 10-Q for the period ended June 30, 2011 to:
•	distinguish between covered loans and non-covered loans on your balance sheet; and
•	clearly state your accounting policies for determining your allowance for loan losses on covered loans acquired from SJB. Please refer to SAB Topic 11N.
Response:
The amount of both covered and non-covered loans and other real estate owned were separately disclosed on the balance sheet in our June 30, 2011 10-Q on Page 4 and will be so disclosed in future filings.
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 13 and similar disclosure will be included in future filings:

A provision for credit losses on the covered portfolio will be recorded if there is deterioration in the expected cash flows on covered loans compared to those previously estimated without regard to the reimbursement from the FDIC under the FDIC loss sharing agreement. The portion of the loss on covered loans reimbursable from the FDIC is recorded in noninterest income as an increase in FDIC loss sharing asset. Decreases in expected cash flows on the acquired impaired loans as of the measurement date compared to previously estimated are recognized by recording a provision for credit losses on acquired impaired loans. Loans accounted for as part of a pool are measured based on the expected cash flows of the entire pool.
Summary of Significant Accounting Policies

Note 4. Allowance for Credit Losses and Other Real Estate Owned (Non-Covered Loans), page 20
Comment:
8.	Please provide us with, and revise future filings to describe, the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 13 and similar disclosure will be included in future filings:
There are different qualitative risks for the loans in each portfolio segment. The construction and real estate segments’ predominant risk characteristic is the collateral and the geographic location of the property collateralizing the loan as well as the operating cash flow for commercial real estate properties. The commercial and industrial segment’s predominant risk characteristics are the cash flow of the businesses we lend to, the global cash flows and liquidity of the guarantors as well as economic and market conditions. The dairy and livestock segment’s predominant risk characteristics are milk and beef prices in the market as well as the cost of feed and cattle. The municipal lease segment’s predominant risk characteristics are the municipality’s general financial condition and tax revenues or if applicable the specific project related financial condition. The consumer, auto and other segment’s predominant risk characteristics are employment and income levels as it relates to consumers and cash flows of the businesses as it relates to equipment and vehicle leases to businesses.
Comment:
9.	Please tell us, and revise future filings to describe, your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 12 and similar disclosure will be included in future filings:
The Company’s policy is to record a specific valuation allowance, which is included in the allowance for credit losses, or charge off that portion of an impaired loan that exceeds its fair value less selling costs.
Charge-offs on non-collateral dependent loans are generally recorded when the probability of collection is remote. Charge-offs of unsecured consumer loans are recorded when the loan reaches 120 days past due or sooner as circumstances dictate. Except for the charge-offs of unsecured consumer loans, the charge-off policy is applied consistently across all portfolio segments.

Comment:
10.	Please provide us with, and revise future filings to quantify, the amount of any purchases, sales or reclassifications to held for sale. Refer to ASC 310-10-50-11B(e) and (f)) for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 10 and similar disclosure will be included in future filings:
Loans Held for Sale — Loans held for sale include mortgage loans originated for resale and are reported at the lower of cost or fair value. Cost generally approximates fair value at any reporting date, as the mortgage loans were recently originated. Gains or losses on the sale of loans that are held for sale are recognized at the time of sale and determined by the difference between net sale proceeds and the net book value of the loans. We do not currently retain servicing on any mortgage loans sold. Occasionally, we may transfer other loans from our held for investment loan portfolio to loans held for sale when a decision is made to sell a loan(s). Normally a formal marketing strategy or plan for sale is developed at the time the decision to sell the loan(s) is made. The transfer of the loan to held for sale is done at the lower of cost or fair value and if a reduction in value is required at time of the transfer, a charge-off is recorded against the allowance for credit losses. Any subsequent decline in value or any subsequent gain on sale of the loan is recorded to current earnings and reported as part of other non-interest income.
The following disclosure was added to our June 30, 2011 10-Q Loan and Lease Finance Receivables Footnote on Page 23 and similar disclosure will be included in future filings:
The following is the activity of loans held for sale for the six months ended June 30, 2011 and 2010:

	Six months ended
	June 30, 2011	June 30, 2010

Balance at beginning of period	$2,954	$1,439

Originations of mortage loans	11,509	14,473
Sales of mortgage loans	(10,958)	(9,291)
Transfer of mortgage loans to held for investment	—	(4,000)
Transfers of other loans to held for sale	—	2,521

Balance at March 31	3,505	5,142

Originations of mortage loans	4,972	5,716
Sales of mortgage loans	(5,063)	(7,717)
Transfer of mortgage loans to held for investment	(417)	(320)
Transfers of other loans to held for sale	6,000	—
Write-down of loans held for sale	(1,656)	(267)

Balance at June 30	$7,341	$2,554

During the three months ended June 30, 2011, a decision was made to sell one loan and it was transferred to held for sale at a fair value of $6.0 million and resulted in a charge-off against the allowance for loan losses of $619,000 at the time of transfer. This loan was subsequently sold in July, 2011 at a small gain. Also, in the three months ended June 30, 2011, another loan classified as held for sale with a book value of $1.7 million was written-off to zero with the write-off reported as part of non-interest income. The loan was the subject of legal proceedings regarding our lien position and a preliminary decision by the court found that our lien was not in a first priority position. After careful analysis of the preliminary court decision and valuation of the subject collateral, we wrote off the remaining carrying amount.

Occasionally, the Company may decide to retain and not sell certain mortgage loans originated and will transfer them to it’s held for investment loan portfolio. This is generally done for customer service purposes.
Comment:
11.
Please tell us, and revise future filings to describe, your policy for placing receivables on nonaccrual status by class of financing receivable. Refer to ASC 310-10-50-6(a)) for guidance. In the event your methodology is consistently applied across all classes of financing receivables, please revise future filing disclosure accordingly.

Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and similar disclosure will be included in future filings:
Interest income is not recognized on non-covered loans and lease finance receivables when collection of interest is deemed by management to be doubtful. Non-covered loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. In general, the accrual of interest on non-covered loans is discontinued when the loan becomes 90 days past due, or when the full collection of principal and interest is no longer probable. Factors considered in determining that the full collection of principal and interest is no longer probable include cash flow and liquidity of the borrower or property, the financial position of the guarantors and their willingness to support the loan as well as other factors and involve significant judgment. When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against income. Subsequent collections of cash are applied as reductions to the principal balance unless the loan is returned to accrual status. Interest is not recognized using a cash-basis method. Non-accrual loans may be restored to accrual status when principal and interest become current and when the borrower is able to demonstrate payment performance for a sustained period, typically for six months. A non-accrual loan may return to accrual status sooner based on other significant events or mitigating circumstances. This policy is consistently applied to all classes of non-covered financing receivables.
Comment:
12.	Please tell us, and revise future filing accounting policy disclosures to disclose, your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e)) for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and similar disclosure will be included in future filings:
Non-covered loans are considered delinquent when principal or interest payments are past due 30 days or more and generally remain on accrual status between 30 and 89 days past due.

Comment:
13.	Please tell us, and revise future filings to explicitly disclose, the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c) for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 13 and similar disclosure will be included in future filings:
A key factor in the Company’s methodology is the loan risk rating (Pass, Special Mention, Substandard, Doubtful and Loss). Loan risk ratings are updated as facts related to the loan or borrower become available. In addition, all term loans in excess of $1.0 million are subject to an annual internal credit review process where all factors underlying the loan, borrower and guarantors are reviewed and may result in changes to the loan’s risk rating.
Comment:
14.
Please tell us, and revise future filings to discuss, the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e) for guidance.

Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and similar disclosure will be included in future filings:
In general, the accrual of interest on non-covered loans is discontinued when the loan becomes 90 days past due, or when the full collection of principal and interest is no longer probable. Factors considered in determining that the full collection of principal and interest is no longer probable include cash flow and liquidity of the borrower or property, the financial position of the guarantors and their willingness to support the loan as well as other factors and involve significant judgment.
Comment:
15.	Please tell us, and revise future filings to disclose, the amount of interest income recognized using a cash-basis method, if practicable (310-10-50-15(c)(3) ; 310-10-55-10 for guidance.
Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 11 and similar disclosure will be included in future filings:
When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against income. Subsequent collections of cash are applied as reductions to the principal balance unless the loan is returned to accrual status. Interest is not recognized using a cash-basis method.

Comment:
16.
Please tell us, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19 for guidance.

Response:
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 12 and similar disclosure will be included in future filings:
Impairment of single-family mortgage loans that have been modified in accordance with the various government modification programs has been measured based on the present value of the expected cash flows discounted at the loan’s pre-modification interest rate. Three such single-family mortgage loans have been returned to accrual status after demonstrating sustained repayment performance. The Company recognizes the change in present value attributable to the passage of time as interest income on such performing single-family mortgage loans and the amount of interest income recognized has been insignificant.
Comment:
17.
We note your disclosure on page 29 that non-covered impaired loans and OREO are generally measured using the fair value of the underlying collateral, which is determined based on the most recent appraisal information received, less costs to sell and that these appraisal values may be adjusted based on factors such as the changes in market conditions from the time of valuation or discounted cash flows of the property. We also note your disclosure beginning 27 that the majority of your non-accrual loans have already been written down to their net realizable value and that approximately $113.3 million, or 94.3% of your non-covered impaired loans had no related allowance at March 31, 2011. Please provide us with the following information and revise your future filings accordingly:

•	The amount and / or percentage of loans that were considered collateral dependent;
•
The amount of impaired loans measured using: (1) present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price; or (3) the fair value of the collateral, if the loan is collateral dependent;

•
As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, explain the procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

•
The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available (please define “current”);

•
The typical timing surrounding the recognition of a collateral dependent loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain in a non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those loans where you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.
In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.
Response:
Of the total impaired loans at March 31, 2011, $110.9 million were considered collateral dependent and measured using the fair value of the collateral based on current appraisals (obtained within 1 year). The amount of impaired loans measured using the present value of expected future cash flows discounted at the loans effective rate were $9.2 million. At March 31, 2011, there were no impaired loans measured using the loan’s observable market price. Any charge-off amounts were based on the fair value of the collateral as presented by the appraisal or based on the impairment amount, if any, as calculated using the present value of expected cash flows.
At March 31, 2011, all but one loan has been appraised by third party appraisers. This represents 98% of all impaired loans. The one exception was a loan not secured by real property, but by personal property assets including receivables and inventory. At March 31, 2011, 100% of all real estate secured, impaired loans were appraised by third party appraisers.
Bank policy is to re-appraise properties which secure impaired loans on at least an annual basis or upon transfer to the Special Assets Department if the appraisal is aged. In the changing market if it appears warranted the Bank will re-appraise as often as every six months.
Upon transfer to the Special Assets Department, the account officer will contact the borrower to determine the specific circumstance which exists concerning the property, the borrower, and the guarantor. The officer will examine collateral, calculate the property’s cash flow, and calculate global cash flow. The officer will examine title, property, and flood insurances. He / she will also determine if any immediate action is required to protect the property (as may be the case if the property is abandoned). The officer will follow for payments, request supporting documents, and develop plans for repayment of the loan.

Throughout this above process, the responsible officer will make appropriate weekly, monthly, and quarterly reports available to management. Ticklers will be established, and other administrative functions will take place. Such a function includes a full examination of documentation, and appropriate maintenance of computer and accounting systems. The steps are many and varied depending upon the circumstance of the actual situation.
At March 31, 2011, the Bank has not charged-off an amount which is different from what was determined by the fair value of the collateral. The fair value of the collateral is determined based on the value as determined by a third party appraisal and reduced for expenses related to the disposition of the specific collateral (i.e. disposal costs — normally estimated at 8% of the appraised value, and property taxes).
The Bank’s policy for charge-offs on loans determined to be impaired makes it standard practice to recognize losses in a timely manner and as soon as the loss exposure under impairment measurement is reasonably estimable. Therefore, after receipt of an updated appraisal which reflects additional loss exposure when measuring impairment under the fair value of collateral methodology, a charge-off will be processed. If an impairment amount is determined using the present value of expected cash flows method, a charge-off will also be processed.
The Bank almost exclusively uses external appraisals. As noted above, at March 31, 2011, all impaired real estate loans were supported with third party appraisals.
Impaired loans of generally $10,000 or more have had a comprehensive evaluation of the credit and its underlying collateral. If the underlying collateral is appraised at less than the loan amount, charge-offs are processed or in a few instances a specific valuation reserve may be established. Normally, specific valuation reserves are only established when a third party appraisal is still under review, on single-family mortgage loans if the loans are currently under review for a loan modification based on an appraisal or indication of comparable home sales from external sources or on some small balance loans. If the underlying collateral is appraised at more than the loan amount (also considering costs of liquidation), then no reserves or charge-offs are taken. At March 31, 2001, the Bank had no exceptions to this procedure.
The following disclosure was added to our June 30, 2011 10-Q Summary of Significant Accounting Policies Footnote on Page 12 and similar or enhanced disclosure will be included in future filings:
Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of the collateral less estimated costs to sell if the loan is collateral-dependent or an observable market price of the loan (usually only if the loan is held for sale). The Company’s policy is to record a specific valuation allowance, which is included in the allowance for credit losses, or charge off that portion of an impaired loan that exceeds its fair value less selling costs. The majority of impaired loans that are collateral dependent are charged-off down to their estimated fair value of the collateral less estimated selling costs at each reporting date. The fair value is based on current appraisals. These are typically ordered at the time the loan is transferred to our special assets group or when the loan is showing signs of weakness or concern. These appraisals are normally updated at least annually, or more frequent, if there are concerns or indications that the value of the collateral may have changed significantly since the previous appraisal. The appraisals are performed by Bank-approved third-party appraisers. A specific valuation allowance is only recorded on collateral dependent impaired loans when a current appraisal is not yet available, an appraisal is still under review or on single-family mortgage loans if the loans are currently under review for a loan modification. These valuation allowances are generally based on previous appraisals adjusted for current market conditions, based on preliminary appraisal values that are still being reviewed or for single-family loans under review for modification on an appraisal or indications of comparable home sales from external sources. Charge-offs on non-collateral dependent loans are generally recorded when the probability of collection is remote. Charge-offs of unsecured consumer loans are recorded when the loan reaches 120 days past due or sooner as circumstances dictate. Except for the charge-offs of unsecured consumer loans, the charge-off policy is applied consistently across all portfolio segments.

The following disclosure was added to our June 30, 2011 10-Q Management Discussion and Analysis on Page 60 and similar disclosure will be included in future filings:
Of the total impaired loans, $71.1 million were considered collateral dependent and measured using the fair value of the collateral based on current appraisals (obtained within 1 year). The amount of impaired loans measured using the present value of expected future cash flows discounted at the loans effective rate were $30.7 million. At June 30, 2011,the amount of impaired loans measured using the loan’s observable market price amounted to $6.0 million.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 49
Comment:
18.
Please provide us with, and revise future filings to include, an enhanced discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements.

Response:
Additional disclosure will be added to future filings to more fully describe the specific credit requirement guidelines and underwriting policies by major loan products.
The following disclosure was added to our June 30, 2011 10-Q Management Discussion and Analysis on Page 67 and similar disclosure will be included in future filings:
The general loan policy is updated annually and approved by the Board of Directors. It prescribes underwriting guidelines and procedures for all loan categories in which the Bank participates to establish risk tolerance and parameters that are communicated throughout the Bank to ensure consistent and uniform lending practices. The underwriting guidelines include, among other things, approval limitation and hierarchy, documentation standards, loan-to-value limits, debt coverage ratio, overall credit-worthiness of the borrower, guarantor support, etc. All loan requests considered by the Bank should be for a clearly defined legitimate purpose with a determinable primary source, as well as alternate sources of repayment. All loans must be supported by appropriate documentation including, current financial statements, credit reports, collateral information, guarantor verification, tax returns, title reports, appraisals (where appropriate), and other documents of quality that will support the credit.
The major lending categories are commercial and industrial loans, owner-occupied and non owner-occupied commercial real estate loans, construction loans, dairy and livestock loans, agricultural loans, residential real estate loans, and various consumer loan products. Loans underwritten to borrowers within these diverse categories require underwriting and documentation suited to the unique characteristics and inherent risks involved.

Commercial and industrial loans require credit structures that are tailored to the specific purpose of the business loan, involving a thorough analysis of the borrower’s business, cash flow, collateral, industry risks, economic risks, credit, character, and guarantor support. Owner-occupied real estate loans are primarily based upon the capacity and stability of the cash flow generated by the occupying business and the market value of the collateral, among other things. Non owner-occupied real estate is typically underwritten to the income produced by the subject property and many considerations unique to the various types of property (i.e. office, retail, warehouse, shopping center, medical, etc.), as well as, the financial support provided by sponsors in recourse transactions. Construction loans will often depend on the specific characteristics of the project, the market for the specific development, real estate values, and the equity and financial strength of the sponsors. Dairy and livestock loans and agricultural loans are largely predicated on the revenue cycles and demand for milk and crops, commodity prices, collateral values of herd, feed, and income-producing diaries or croplands, and the financial support of the guarantors. Underwriting of residential real estate and consumer loans are generally driven by personal income and debt service capacity, credit history and scores, and collateral values.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (909) 483-7211 or Jeff Lankey at (909) 483-7255.

Sincerely,

/s/ Richard C. Thomas

Richard C. Thomas Executive Vice President and Chief Financial Officer
cc: Christopher D. Myers, President and Chief Executive Officer